October 28, 2005

Mail Stop 4561

Mr. Michael L. Pungelo, Chief Financial Officer
Merrill Lynch Alternative Investments LLC
800 Scudders Mill Road – Section 2G
Plainsboro, New Jersey   08536

RE: ML Select Futures I L.P.
**   File No. 0-50269**
**   Form 10-K for the year ended December 31, 2004**

Dear Mr. Pungello:

We have reviewed the above referenced filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements

Report of Independent Registered Public Accounting Firm

1. Tell us how you considered Item 302 of Regulation S-T. Confirm that you have received a manually signed audit opinion from the independent registered public accounting firm.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response on EDGAR. If you have any questions, you may contact me at (202) 551-3414.

Sincerely,

Jorge L. Bonilla
Senior Staff Accountant